Exhibit 12.1
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2014		2013		2012	2011		2010
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$117,337		$118,880		$125,379	$122,998		$123,633
Amortization of debt premium, discount, and expenses	4,194		3,716		4,023	3,695		4,627
Estimated interest factor of lease rental charges	4,686		5,847		5,585	6,665		6,888
Preferred dividend requirements of subsidiary	809		800		769	864		1,075
Total Fixed Charges	$127,026		$129,243		$135,756	$134,222		$136,223

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$200,647		$175,069		$175,035	$321,469		$(63,379)
(Earnings) loss of equity investee	—		—		—	—		15,223
Earnings (loss) from continuing operations before income taxes, non-controlling interest, and investee earnings	200,647		175,069		175,035	321,469		(48,156)
Fixed charges as above	127,026		129,243		135,756	134,222		136,223
Interest capitalized	(6,256)		(5,209)		(5,432)	(2,697)		(3,401)
Non-controlling interest in earnings of Valencia	(14,127)		(14,521)		(14,050)	(14,047)		(13,563)
Preferred dividend requirements of subsidiary	(809)		(800)		(769)	(864)		(1,075)

Earnings Available for Fixed Charges	$306,481		$283,782		$290,540	$438,083		$70,028

Ratio of Earnings to Fixed Charges	2.41	[1]	2.20	[1]	2.14	3.26	[2]	0.51	[3]

[1] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the years ended December 31, 2014 and December 31, 2013 include pre-tax losses of $1.1 million and $12.2 million due to the write-off of regulatory disallowances at PNM. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 2.42 for 2014 and 2.29 for 2013.

[2] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes a pre-tax loss of $21.4 million due to the write-off of regulatory disallowances at PNM and TNMP. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 3.42. In addition, 2011 includes a pre-tax gain on the sale of First Choice of $174.9 million. If that gain were also excluded, the Ratio of Earnings to Fixed Charges would have been 1.96.

[3] The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $66.2 million for the year ended December 31, 2010. Earnings (loss) from continuing operations before income taxes and non-controlling interest includes a pre-tax loss of $188.2 million due to the impairment of PNMR's investment in an equity investee. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 1.90.